
03029595

Shareholder-information

For the 1st Half Year 2003




PROCESSED
SEP 04 2003
THOMSON FINANCIAL
82-5221
SUPPL

BWT in the 1st half year: AET Segment steady, overall result negatively impacted by semiconductor business

In the first six months of the financial year, BWT - the Best Water Technology Group - had very different sales and earnings results in its two main divisions Aqua Ecolife Technologies (AET) and Aqua Systems Technologies (AST). While the AET division developed well, despite the difficult German market, the decline of sales and margins in the semiconductor business resulted in losses in the AST division, which ultimately strongly impaired the group result.

Sales: € 193.5 million, -11.1% y.o.y.

In the first half year, consolidated sales declined by 11.1% from € 217.6 million to € 193.5 million. This decline was mainly due to the deterioration of total operating performance at the Swiss Christ group. 2nd quarter sales totalled € 95.5 million against € 115.4 million in the previous year, with the AET division posting a result at the level of the previous year.

Turnover by business division (in million €)



1st half year
2003
127.3 AET
65.9 AST
0.2 FCMT



127.2 AET
89.9 AST
0.5 FCMT
1st half year
2002

Aqua Ecolife Technologies (AET)
Aqua Systems Technologies (AST)
Fuel Cell Membrane Technologies (FCMT)

Divisional sales developed as follows (in € million, without internal sales):

Division	1st half year 2003	1st half year 2002	+/- %
Aqua Ecolife Technologies (AET)	127.3	127.2	+0.0%
Aqua Systems Technologies (AST)	65.9	89.9	-26.7%
Fuel Cell Membrane Technologies (FCMT)	0.2	0.5	-60.0%
Total	**193.4**	**217.6**	**-11.1%**

In the AET division, BWT activities in the East European countries achieved growth of almost 10%, which together with France (+6%), Spain (+24%) and Belgium (+9%) offset the economy related decline in Germany (-6.5%), and the currency-related reduction at Christ Aqua Ecolife (-5%).

By product areas, it was primarily the building installation (+2%) and swimming pool technology business (+11%) which carried the positive development.

The sales slump in the AST division was largely due to the Christ Group which posted a declined in total operating performance of 38%, some 5% points of which were due to the translation of CHF sales.

As of 30 June, the van der Molen group and Christ-Kennicott were slightly down on the previous year for settlement reasons. But good order books at these companies and at Aqua Engineering lead one to expect a good full year.

In 1st half year 2003, business with special membranes for fuel cells moved in line with the general market situation. € 0.2 million were generated after € 0.5 million in the previous year.

€ 126.1 million order book on June 30 (PY: € 153.8 million)

In comparison to the previous year, the BWT Group order book declined by 18% to € 126.1 million. In the AST division, the figure was € 91.4 million, 23% lower than in June 2002 (€ 119.1 million). In the AET segment the order book was exactly at the same level as the previous year, € 34.7 million. In 1st half year 2003, incoming orders of € 200.8 million were down 22% year-on-year.

**EBIT € 9.0 million, -41.9% y.o.y.
Group result € 4.6 million,
-50.3% y.o.y.**

As a result of the decline in total operating performance in the AST division, EBIT at the BWT Group moved down by 41.9% from € 15.5 million to € 9.0 million. After six months, EBIT in the AST division was - € 5.6 million against the previous year figure of € +1.1 million. However, in the AET division, EBIT at € 15.1 million achieved a ratio of 11.9% of sales, as in the previous year. The loss in the Fuel Cell division was narrowed from € 0.8 million in the previous year to € 0.6 million.

Division results (EBIT – in € million):

Division	1st half year 2003	1st half year 2002	+/- %
Aqua Ecolife Technologies (AET)	15.126	15.143	-0.0%
Aqua Systems Technologies (AST)	-5.550	1.051	X
Fuel Cell Membrane Technologies (FCMT)	-0.614	-0.759	+19.1%
Aqua Finance (AFI)	0.037	0.047	-21.3%
Total	**8.999**	**15.482**	**-41.9%**

Due to the lower share at AST, material costs moved down from 46.3 to 42.2% of sales. Personnel expenses declined 0.2% year-on-year. The financial result was considerably improved, with interest expenses being reduced by 36.8% against the previous year. This was due to the successes of the Cash Positive Program with the considerable reduction of interest-bearing liabilities and also to the generally lower level of interest rates.

Earnings before tax of € 7.8 million were generated, 4.0% of sales. Due to an unfavourable earnings mix, the 1st half year group tax rate increased from 30% last year to the present figure of 39%. Earnings after tax of € 4.7 million were generated, approximately half of the value of the previous year. The consolidated result after minorities was € 4.6 million, earnings per share € 0.26.

Cash flow from the result € 11.3 million (PY: € 16.6 million)

Cash flow from operating activities increased from € 8.7 million to € 19.0 million

Equity capital €120.9 million, 34.8% of the balance sheet total

Gearing already improved to 66%

As a result of the decline in earnings, the cash flow for the result in the first half of the year moved down from € 16.6 million to € 11.3 million. As a result of a lower receivables inventory, cash flow from operating activities was increased from € 8.7 million to € 19.0 million. This made further progress in reducing interest-bearing liabilities possible. For the first time since the acquisition of Christ AG from the Swiss stock exchange, net indebtedness was pushed under € 80 million. As of 30 June, gearing improved to 66%, approaching the 2003 target of 65% earlier than expected. With the lower balance sheet total, the equity rate reached the pleasing figure of 34.8%. (30 June 2002: 30.1%)

**Investments of € 2.8 million
(PY: € 3.1 million)**

In 1st half year 2003, investments of the BWT Group in tangible assets totalled € 2.8 million, down year-on-year by approximately 10%.

Employee level on 30 June 2003: 2,446 persons

As of 30 June 2003, the BWT Group employed a total of 2,446 employees. One year ago the figure was 2,460 and as of 31 December 2002 2,466. 1,689 persons were employed in the AET division, (PY: 1,678), 741 in the AST division (PY: 767) and 15 in the FCMT division (PY: 15).

Outlook

In its statement of 24 July 2003, the Board of Management had already announced the strong downgrade from sales and earnings expectations for the current year, due to the weak semiconductor business. In line with these estimates, BWT anticipates consolidated annual sales in the order of € 400 million (2002: € 431 million) and consolidated earnings of € 7.5 million (PY: € 15.2 million). In Christ AG further steps to adjust capacity have already been taken; however the resulting cost savings will only impact earnings next year.

The Board of Management expects that there will be a turnaround in the semiconductor industry in 2004. The Christ Group, with its optimised cost structure and technology leadership is set to benefit strongly from this.

For 2003 the Board of Management plans to retain the dividend level unchanged at € 0.24 per share.

Mondsee, August 2003

Board of Management


Andreas Weißenbacher


Gerhard Speigner


Massimo Grassi


K.M. Millauer

Investor relations

As a listed company, BWT AG endeavors to secure smooth and rapid communication between management, analysts, investors, shareholders and the press. To do this BWT has set up a center in company headquarters at Mondsee:

Tel. ++43/6232/5011-DW 1110
++43/6232/5011-DW 1112
++43/6232/5011-DW 1130

E-Mail: investor.relations@bwt.at
andreas.weissenbacher@bwt.at
gerhard.speigner@bwt.at
helmut.lengauer@bwt.at

www.investor.bwt.at

Of course up-to-date information is available at all times on the BWT web site.

Consolidated profit and loss account for the 1st half year

in € 1000's	1st half year 2003 Amount	%	1st half year 2002 Amount	%	+/- %
SALES	193,456.7	100.0	217,631.0	100.0	-11.1
Other operating income	1,884.0	1.0	1,802.3	0.8	4.5
Changes in inventory of finished and unfinished products	478.6	0.2	1,181.5	0.5	-59.5
Other capitalized labor, overheads and material	312.7	0.2	710.8	0.3	-56.0
Materials	-82,064.1	-42.4	-101,998.7	-46.9	-19.5
Personnel costs	-61,811.0	-32.0	-61,913.6	-28.4	-0.2
Depreciation of fixed assets	-5,069.5	-2.6	-5,039.0	-2.3	0.6
Depreciation of goodwill	-1,512.0	-0.8	-1,644.7	-0.8	-8.1
Other operating expenses	-36,676.3	-19.0	-35,247.6	-16.2	4.1
RESULT FROM OPERATING ACTIVITIES	8,999.1	4.7	15,482.0	7.1	-41.9
Financial result	-1,297.4	-0.7	-2,224.4	-1.0	-41.7
Income from group companies	74.9	0.0	289.2	0.1	-74.1
EARNINGS BEFORE TAX	7,776.6	4.0	13,546.8	6.2	-42.6
Taxes on income	-3,036.4	-1.6	-4,048.1	-1.9	-25.0
EARNINGS AFTER TAX	4,740.2	2.5	9,498.7	4.4	-50.1
Income from minority shareholders	-153.6	-0.1	-272.5	-0.1	x
RESULT OF ORDINARY BUSINESS ACTIVITY	4,586.6	2.4	9,226.2	4.2	-50.3
Extraordinary items	0.0	0.0	0.0	0.0	x
CONSOLIDATED EARNINGS	4,586.6	2.4	9,226.2	4.2	-50.3
Earnings per share (in €):	0.26		0.52		-50.3
Average number of outstanding shares	17,833,500		17,833,500		

Segment results

in € 1000's	1st half year 2003 Sales	EBIT	%	1st half year 2002 Sales	EBIT	%
Aqua Ecolife Technologies	127,261	15,126	11.9	127,217	15,143	11.9

Consolidated profit and loss account for the 2nd quarter

in € 1000's	2nd quarter 2003 Amount	%	2nd quarter 2002 Amount	%	+/- %
SALES	95,527.9	100.0	115,384.2	100.0	-17.2
Other operating income	741.1	0.8	1,308.9	1.1	-43.4
Changes in inventory of finished and unfinished products	1,733.3	1.8	-1,433.6	-1.2	x
Other capitalized labor, overheads and material	254.9	0.3	471.6	0.4	-45.9
Materials	-40,793.0	-42.7	-54,541.2	-47.3	-25.2
Personnel costs	-31,170.4	-32.6	-30,914.1	-26.8	0.8
Depreciation of fixed assets	-2,410.8	-2.5	-2,490.5	-2.2	-3.2
Depreciation of goodwill	-756.0	-0.8	-822.3	-0.7	-8.1
Other operating expenses	-18,997.7	-19.9	-19,019.1	-16.5	-0.1
RESULT FROM OPERATING ACTIVITIES	4,129.3	4.3	7,943.9	6.9	-48.0
Financial result	-535.7	-0.6	-772.6	-0.7	-30.7
Income from group companies	19.9	0.0	198.2	0.2	-90.0
EARNINGS BEFORE TAX	3,613.5	3.8	7,369.5	6.4	-51.0
Taxes on income	-1,859.1	-1.9	-1,826.5	-1.6	1.8
EARNINGS AFTER TAX	1,754.4	1.8	5,543.0	4.8	-68.3
Income from minority shareholders	-55.6	-0.1	-106.2	-0.1	x
RESULT OF ORDINARY BUSINESS ACTIVITY	1,698.8	1.8	5,436.8	4.7	-68.8
Extraordinary items	0.0	0.0	0.0	0.0	x
CONSOLIDATED EARNINGS	1,698.8	1.8	5,436.8	4.7	-68.8
Earnings per share (in €):	0.10		0.30		-68.8
Average number of outstanding shares	17,833,500		17,833,500		

Segment results

in € 1000's	2nd quarter 2003 Sales	EBIT	%	2nd quarter 2002 Sales	EBIT	%
Aqua Ecolife Technologies	63,825	7,890	12.4	64,041	7,693	12.0

Consolidated balance sheet

in € 1000's	As of 30. 6. 2003	As of 31. 12. 2002
ASSETS		
Goodwill from consolidation	44,911.3	46,423.3
Other intangible assets	11,821.6	12,520.3
Tangible assets	69,787.0	73,406.2
Financial assets	3,331.9	3,353.0
Fixed assets	129,851.8	135,702.8
Inventories	48,366.8	45,123.8
Receivables	139,528.9	152,414.0
Liquid funds	16,851.7	19,506.5
Current assets	204,747.4	217,044.3
Deferred taxes + prepaid expenses	13,072.8	10,452.4
TOTAL ASSETS	**347,672.0**	**363,199.5**

in € 1000's	As of 30. 6. 2003	As of 31. 12. 2002
LIABILITIES		
Share capital	17,833.5	17,833.5
Capital reserves	17,095.8	17,095.8
Earnings reserves	87,383.0	87,040.1
Difference from currency translation	-1,444.7	1,427.2
Equity	120,867.6	123,396.6
Minorities interests	734.6	805.2
Provisions for severance payments and pensions	22,024.2	21,813.3
Provisions for taxes	8,557.2	8,120.8
Other provisions	29,592.4	31,148.2
Provisions	60,173.8	61,082.3
Interest-bearing financial liabilities Long-term	39,905.9	47,837.5
Interest-bearing financial liabilities Short-term	56,818.3	62,705.5
Trade liabilities	29,996.9	37,540.8
Other liabilities	34,126.8	26,390.7
Liabilities	160,847.9	174,474.5
Deferred income	5,048.1	3.440.9
TOTAL LIABILITIES	**347,672.0**	**363,199.5**

Group cash flow

in € 1000's	1 – 6/2003	1 – 6/2002
Liquid funds as of 1 January	19,506.5	19,529.9
Cash flow from earnings	11,250.2	16,617.6
Changes in working capital	7,701.7	-7,900.5
Cash flow from operating activities	18,951.9	8,717.1
Cash flow from investment activities	-2,770.7	-2,809.2
Cash flow from financing activities	-18,133.1	-6,692.5
Other (currency changes etc.)	-702.9	-208.5
Liquid funds as of 30 June	16,851.7	18,536.8

Statement of changes to shareholders' equity

in € 1000's	Share capital	Capital reserve	Earnings reserve	Difference from currency translation	Total
As of 31 December 2002	**17,833.5**	**17,095.8**	**87,040.1**	**1,427.2**	**123,396.6**
Concolidated income	0.0	0.0	4,586.6	0.0	4,586.6
Dividend payment	0.0	0.0	-4,280.0	0.0	-4,280.0
Currency translation	0.0	0.0	0.0	-2,871.9	-2,871.9
Claims - minorities	0.0	0.0	36.3	0.0	36.3
As of 30 June 2003	**17,833.5**	**17,095.8**	**87,383.0**	**-1,444.7**	**120,867.6**

in € 1000's	Share capital	Capital reserve	Earnings reserve	Difference from currency translation	Total
As of 31 December 2001	**17,833.5**	**17,095.8**	**75,338.4**	**910.3**	**111,178.0**
Concolidated income	0.0	0.0	9,226.2	0.0	9,226.2
Dividend payment	0.0	0.0	-3,703.3	0.0	-3,703.3
Currency translation	0.0	0.0	0.0	-208.5	-208.5
Claims - minorities	0.0	0.0	618.9	0.0	618.9
As of 30 June 2002	**17,833.5**	**17,095.8**	**81,480.2**	**701.8**	**117,111.3**